Exhibit 99.1
Shinhan Financial Group 2018 Operating Results

On February 12, 2019, Shinhan Financial Group released its operating results for 2018. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be audited by our independent auditor. As figures provided have not yet been fully audited by our independent auditor, contents are subject to change in the due course of the reviewing process.

The financial figures have been derived following K-IFRS No.1109, ‘Financial instruments’ and K-IFRS No.1115, ‘Revenue from Contracts with Customers’ for the year beginning on January 1, 2018.

(Financial information for periods prior to December 31, 2017 has not been restated)

1. Operating Results of Shinhan Financial Group (consolidated)

(KRW million)

Item		4Q 2018	3Q 2018	QoQ Change (%)	4Q 2017	YoY Change (%)
Revenue*	Specified Quarter	8,336,207	6,849,934	21.70	11,592,466	-28.09
	Cumulative	35,344,047	27,007,840	-	38,432,509	-8.04
Operating Income	Specified Quarter	856,937	1,132,603	-24.34	336,841	154.40
	Cumulative	4,499,414	3,642,477	-	3,830,026	17.48
Income before Income Taxes	Specified Quarter	797,550	1,166,256	-31.61	221,883	259.45
	Cumulative	4,466,610	3,669,060	-	3,797,608	17.62
Net Income	Specified Quarter	523,694	857,479	-38.93	211,599	147.49
	Cumulative	3,198,265	2,674,571	-	2,949,205	8.44
Net Income Attributable to Controlling Interest	Specified Quarter	513,325	847,831	-39.45	212,425	141.65
	Cumulative	3,156,722	2,643,397	-	2,918,816	8.15

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

2. Operating Results of Shinhan Bank (consolidated)

(KRW million)

Item		4Q 2018	3Q 2018	QoQ Change (%)	4Q 2017	YoY Change (%)
Revenue*	Specified Quarter	4,528,475	3,676,436	23.18	7,270,088	-37.71
	Cumulative	19,731,711	15,203,236	-	21,240,193	-7.10
Operating Income	Specified Quarter	590,356	853,074	-30.80	84,921	595.18
	Cumulative	3,164,686	2,574,330	-	2,205,714	43.48
Income before Income Taxes	Specified Quarter	564,408	862,973	-34.60	-23,282	-2524.22
	Cumulative	3,146,404	2,581,996	-	2,159,098	45.73
Net Income	Specified Quarter	362,651	644,804	-43.76	16,251	2131.56
	Cumulative	2,279,362	1,916,711	-	1,712,314	33.12
Net Income Attributable to Controlling Interest	Specified Quarter	362,581	644,682	-43.76	16,172	2142.03
	Cumulative	2,279,049	1,916,468	-	1,712,074	33.12

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

(KRW million)

Item		4Q 2018	3Q 2018	QoQ Change (%)	4Q 2017	YoY Change (%)
Revenue*	Specified Quarter	940,178	899,497	4.52	1,362,115	-30.98
	Cumulative	3,752,232	2,812,054	-	5,197,180	-27.80
Operating Income	Specified Quarter	167,959	151,906	10.57	141,283	18.88
	Cumulative	726,498	558,539	-	1,163,126	-37.54
Income before Income Taxes	Specified Quarter	164,242	152,620	7.61	132,421	24.03
	Cumulative	701,287	537,045	-	1,148,170	-38.92
Net Income	Specified Quarter	123,869	113,100	9.52	121,114	2.27
	Cumulative	517,761	393,892	-	898,723	-42.39
Net Income Attributable to Controlling Interest	Specified Quarter	123,933	113,619	9.08	133,152	-6.92
	Cumulative	519,446	395,513	-	913,791	-43.15

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

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